EXHIBIT 99.1

NewsRelease

Russ Girling Appointed to TransCanada’s Board of Directors
Executive Leadership Team Changes Announced

CALGARY, Alberta – June 21, 2010 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced that Russ Girling has been appointed to the Board of Directors of TransCanada effective July 1, 2010. As previously announced, Mr. Girling will become President and Chief Executive Officer of TransCanada following the retirement of Hal Kvisle from those positions on June 30, 2010. Mr. Kvisle will also retire as a member of TransCanada’s Board of Directors at that time.

“I’m honoured to have the opportunity to lead TransCanada and serve as a member of the Board of Directors for one of North America’s leading energy infrastructure companies,” says Russ Girling. “Over the past decade we have made significant progress in diversifying our company and building it for the future. Looking forward, the TransCanada team will remain focused on delivering strong performance from our existing assets, completing our unprecedented $22 billion capital program and cultivating a suite of high quality, long-term opportunities.  I am confident our disciplined approach will enable us to continue to deliver strong financial returns and position the company for continued long-term growth and value creation.”

“To help ensure we realize our goals,” Girling added, “We are announcing today the following changes to TransCanada’s executive leadership team effective July 1, 2010. All members of the executive leadership team will report directly to me.”

Alex Pourbaix, currently President, Energy and Executive Vice-President Corporate Development, is appointed to the role of President, Energy and Oil Pipelines. Mr. Pourbaix will continue to have overall responsibility for TransCanada’s non-regulated businesses, including power and non-regulated natural gas storage and he assumes responsibility for TransCanada’s emerging oil pipeline business.

Greg Lohnes, currently Executive Vice-President and Chief Financial Officer, is appointed to the role of President, Natural Gas Pipelines. Mr. Lohnes will have overall responsibility for TransCanada’s natural gas pipeline and regulated natural gas storage businesses in Canada, the United States and Mexico.

Don Marchand, currently Vice-President, Finance and Treasurer, is appointed to the role of Executive Vice-President and Chief Financial Officer. Mr. Marchand will have overall responsibility for accounting, taxation, finance, treasury, risk management, investor relations, corporate communications, and corporate strategy.

Dennis McConaghy, currently Executive Vice-President, Pipeline Strategy and Development is appointed to the role of Executive Vice-President, Corporate Development. Mr. McConaghy will have responsibility for development of major new infrastructure initiatives across TransCanada’s businesses. He will also have accountability for execution of major transactions.

Don Wishart, Executive Vice-President, Operations and Major Projects; Sean McMaster, Executive Vice-President, Corporate and General Counsel; and Sarah Raiss, Executive Vice-President, Corporate Services will continue in their current roles.

“Each of these individuals has a strong track record of success and many years of leadership experience at TransCanada,” Girling concluded. “I am very confident this team, along with the continued dedication of our 4,000 talented employees, will ensure a successful future for TransCanada.”

With more than 50 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada’s network of wholly owned natural gas pipelines extends more than 60,000 kilometres (37,000 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 11,700 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America’s largest oil delivery systems. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com

Forward-Looking Information

This news release may contain certain information that is forward-looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward looking information.  Forward-looking statements in this document are intended to provide TransCanada securityholders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operational plans and outlook.  Forward-looking statements in this document may include, among others, statements regarding the anticipated business prospects and financial performance of TransCanada and its subsidiaries, expectations or projections about the future, strategies and goals for growth and expansion, expected and future cash flows, costs, schedules, operating and financial results and expected impact of future commitments and contingent liabilities.  All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of the Company's pipeline and energy assets, the availability and price of energy commodities, capacity payments, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and economic conditions in North America. By its nature, forward-looking information is subject to various risks and uncertainties, which could cause TransCanada's actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission (SEC). Readers are cautioned to not place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release or otherwise, and to not use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Media Enquiries:	Cecily Dobson/Terry Cunha	403.920.7859 800.608.7859
Investor & Analyst Enquiries:	David Moneta/Terry Hook	403.920.7911 800.361.6522